UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                               Fila Holding S.p.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  316850 30 4+
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                                 (CUSIP Number)

                                Giorgio Cogliati
                Holding di Partecipazioni Industriali HdP S.p.A.
                                Via Turati 16/18
                               20121 Milan, Italy
                               (011) 3902-622-9475
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 17, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to: the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

+     American Depositary Shares each representing one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316850 30 4
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Holding di Partecipazioni Industriali HdP S.p.A. (formerly "Holding di Partecipazioni Industriali HPI S.p.A.")
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Italy
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     87,912,536 Ordinary Shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            87,912,536 Ordinary Shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      87,912,536 Ordinary Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      91.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC
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                               PAGE 2 of 10 PAGES

            This Amendment No. 5 amends and restates Schedule 13D (as defined below).

Item 1. Security and Issuer.

            Item 1 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

            This Amendment No. 5 (this "Amendment No. 5") to that certain
Schedule 13D, dated March 13, 1997 (the "Original Schedule 13D"), filed by Holding di Partecipazioni Industriali HdP S.p.A. (formerly named "Holding di Partecipazioni Industriali H.P.I. S.p.A."), an Italian corporation ("HdP"), and Gemina Participations S.A., as amended by Amendment No. 1 to Schedule 13D, dated July 13, 1998 ("Amendment No. 1"), as further amended by Amendment No. 2 to
Schedule 13D, dated August 4, 1999 ("Amendment No. 2"), as further amended by Amendment No. 3 to Schedule 13D, dated October 2, 2001 ("Amendment No. 3"), and as further amended by Amendment No. 4 to Schedule 13D, dated October 15, 2001 ("Amendment No. 4"; the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, "Schedule 13D"), relates to the Ordinary Shares, par value Euro 1.00 per share ("Ordinary Shares"; any reference in this Amendment No. 5 to "Fila ordinary shares" shall mean the ordinary shares of Fila Holding S.p.A. then outstanding), of Fila Holding S.p.A., an Italian corporation ("Fila").

            Effective January 1, 2001, Fila executed a five-to-one reverse split of Fila ordinary shares and changed their par value from Lire 500 per share to Euro 1.30 per share. At a meeting held on September 23, 2002, Fila's shareholders resolved, inter alia, to reduce the nominal value of Fila ordinary shares from Euro 1.30 per share to Euro .50 per share. Fila's shareholders also approved at such meeting a two-to-one reverse split of the Fila ordinary shares (resulting in a change in the nominal value from Euro .50 per Fila ordinary share to Euro 1.00 per Ordinary Share), which became effective as to Fila's American Depositary Shares on October 11, 2002. The reductions in nominal value and the reverse splits did not result in any change in HdP's percentage interest in Fila.

            The address of the principal executive offices of Fila is Viale Cesare Battisti 26, Biella, Italy.

Item 2. Identity and Background.

            Item 2 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

            The Original Schedule 13D was filed jointly by HdP and Holding Luxembourgeois de Participations Industrielles S.A. (formerly named "Gemina Participations S.A.") ("Participations"), a Luxembourg corporation that was wholly owned by HdP. The sole business of HdP and Participations had been to act as holding companies for certain equity investments previously owned by Gemina S.p.A. ("Gemina"), including the interest in Fila with respect to which the Original Schedule 13D was filed. HdP was formed by Gemina in connection with the "de-merger" transaction described in Item 4 and, in connection with that transaction, Gemina transferred to HdP all of its direct ownership interest in Fila and certain other companies and all of its indirect ownership interest in such companies (by transferring to HdP all of the outstanding stock of Participations).


                               PAGE 3 OF 10 PAGES

            HdP, as sole shareholder of Participations, dissolved Participations in 1998 pursuant to Luxembourg law in a procedure whereby all of the assets and liabilities of Participations were assumed by HdP effective June 26, 1998. Participations ceased to exist as a separate legal entity and therefore ceased to have directors or officers, as of that date. Amendment No. 1 was filed to reflect the liquidation of Participations and the fact that all Fila ordinary shares, previously held through Participations, were thereafter held directly by HdP.

            The names, addresses, occupations and citizenship of the executive officers and directors of HdP are set forth on Annex A hereto. Neither HdP nor, to the best of HdP's knowledge, any of its executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Certain shareholders of HdP have entered into a shareholders' agreement which, inter alia, provides for a prohibition on the transfer of a certain number of their HdP shares and establishes in favor of the signatory shareholders contractual consultation rights in respect of HdP. Notwithstanding these consultation rights, none of the signatory shareholders can influence the management of HdP. In addition, none of the parties to the shareholders' agreement control HdP, either as shareholders or through that agreement, and no other shareholder of HdP controls HdP.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

            No funds were required for the acquisition by HdP (directly and through its acquisition of Participations) of the Fila ordinary shares (the "Original Shares") that were contributed to HdP by Gemina in connection with the de-merger transaction described in Item 4.

            In May 1997, Participations purchased an additional 514,540 Fila ordinary shares (the "1997 Additional Shares") in the form of American Depositary Shares ("ADSs") on The New York Stock Exchange for an aggregate purchase price of U.S. $4,316,125. The source of funds for such purchase was the working capital of Participations. No funds were required for HdP's acquisition from Participations of the Fila ordinary shares previously held directly by Participations as described in Item 4. Such Fila ordinary shares were distributed to HdP, as the sole shareholder of Participations, upon the dissolution of Participations.

            In August 1999, HdP purchased an additional 4,487,400 Fila ordinary shares (the "1999 Additional Shares") from Dott. Enrico Frachey, Fila's former Chairman and former Chief Executive Officer, for an aggregate purchase price of $9,760,095. The 1999 Additional Shares were newly-issued Fila ordinary shares purchased by Dott. Frachey upon the exercise of stock options. The source of funds for HdP's purchase of the 1999 Additional Shares was the working capital of HdP.


                               PAGE 4 OF 10 PAGES

            In September 2001, HdP subscribed for an additional 28,793,392 Fila ordinary shares (the "2001 Additional Shares") for the total subscription price of Euro 126,690,924.80 in connection with a distribution by Fila of subscription rights to holders of Fila ordinary shares and ADSs to subscribe to six new Fila ordinary shares for each five Fila ordinary shares or ADSs held, at a subscription price of Euro 4.40 per 2001 Additional Share. HdP had agreed to exercise its subscription rights and also to purchase any Fila ordinary shares not subscribed to by the other holders. HdP used working capital and other available funds to acquire the 2001 Additional Shares.

            On September 23, 2002 and concurrent with the two-to-one reverse split of the Fila ordinary shares, Fila resolved to increase its capital in an amount up to Euro 91,665,618 from Euro 30,555,206 up to a maximum of Euro 122,220,824. On November 29, 2002 HdP subscribed for an additional 65,934,402 Ordinary Shares (the "2002 Additional Shares"), at a subscription price of Euro
1.60 per 2002 Additional Share, for a total subscription price of Euro 105,495,043.20. The subscription price for the 2002 Additional Shares was paid by cancelling an equal amount of Fila's financial debt owed to HdP. On December 17, 2002, Fila filed the requisite announcement of capital increase with the Companies' Registrar in Italy stating that, as a partial implementation of the capital increase resolved on September 23, 2002, its subscribed capital had increased from Euro 30,555,206 to Euro 96,489,608. As a result of HdP's subscription of the 2002 Additional Shares, HdP's percentage ownership of Fila's share capital increased from 71.9% to 91.11% (based on the amount of share capital specified in the announcement filed by Fila with the Companies' Registrar in Italy on December 17, 2002).

Item 4. Purpose of Transaction.

            Item 4 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

            The Original Shares were acquired by HdP (directly and through its acquisition of Participations) in connection with a "de-merger" transaction under Italian law (the "De-merger"). The purpose of the De-merger was to separate Gemina's equity investments in industrial companies from its financial and merchant banking businesses so that the markets could value the aspects of its business separately and investors could make separate investment decisions with respect to the two aspects of its business. Gemina had held certain of its equity investments, including its investment in Fila, partly by direct ownership of Fila ordinary shares and partly through the ownership of Fila ordinary shares by Participations, which was at that time a wholly-owned subsidiary of Gemina. In the De-merger, Gemina created HdP and contributed to it (a) all of the Fila ordinary shares owned directly by Gemina (as well as certain other equity investments owned directly by Gemina) and (b) all of Gemina's 100% ownership interest in Participations, which was at that time the direct owner of additional Fila ordinary shares (as well as certain other equity investments previously made by Gemina). Gemina then undertook to list the shares of HdP on the Italian Stock Exchanges and to distribute all of those shares to Gemina's shareholders. Thus, at the moment the De-merger was effected, all holders of Gemina's shares became holders of both Gemina and HdP shares which together represented ownership of the same assets as their previous Gemina shares but which were separately transferable. Subsequent to the De-merger, Participations changed its name to "Holding Luxembourgeois de Participations Industrielles S.A."


                               PAGE 5 OF 10 PAGES

            In May 1997, Participations purchased the 1997 Additional Shares for the purpose of strengthening its control of Fila.

            Effective June 26, 1998, by action of its sole shareholder under Luxembourg law, Participations was dissolved and ceased to exist as a separate legal entity under Luxembourg law. All of Participations' assets (including the Fila ordinary shares held by it) were distributed to, and all of its liabilities were assumed, by HdP, its sole shareholder. Accordingly, all Fila ordinary shares that were previously owned beneficially by HdP, through its ownership of Participations, were then owned directly by HdP.

            In August 1999, HdP purchased the 1999 Additional Shares for the purpose of increasing HdP's strategic participation in Fila, a majority of whose shares it already owned. HdP acquired the 2001 Additional Shares and the 2002 Additional Shares for investment purposes.

            HdP having decided to concentrate its resources and investments in the media and publishing industry and to dispose of its interests in the fashion and textile industry, it informed Fila's board of directors, on June 15, 2001, that it would therefore assess the disposal of its interests in Fila. Since that time HdP has received indications of interest from third parties for the purchase of its Fila interests. HdP continues to assess its plans to dispose of its Fila interests. There can be no assurance that a purchaser deemed appropriate by HdP will be identified or that mutually acceptable terms for such sale can be agreed upon. Accordingly, HdP cannot predict whether such sale will occur or the manner in which such sale would be achieved. HdP reserves the right, depending on all relevant factors, to change its intention to dispose of its Fila interests.

Item 5. Interest in Securities of Issuer.

            Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

            (a) - (b) HdP beneficially owns 87,912,536 Ordinary Shares representing 91.11% of the outstanding Ordinary Shares. HdP has sole power to vote and dispose of such Ordinary Shares.

            To the best knowledge of HdP, none of the other persons named in
Item 2 above has the sole or shared power to vote or direct the vote or the sole or shared power to dispose of any Ordinary Shares except by virtue of being members of the Board of Directors of HdP.

            (c) Except for the transactions described in Item 3 above, no transactions in Ordinary Shares were effected during the past 60 days by HdP or (to the best of HdP's knowledge) any other person identified in Item 2 of the
Schedule 13D.

            (d) - (e) [Not Applicable]

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

            [Not applicable]


                               PAGE 6 OF 10 PAGES

Item 7. Exhibits.

            [None]


                               PAGE 7 OF 10 PAGES

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2002

                                             HOLDING DI PARTECIPAZIONI
                                             INDUSTRIALI HdP S.p.A.


                                             /s/ Maurizio Romiti
                                             -----------------------------------
                                             Name:  Maurizio Romiti
                                             Title: CEO and General Manager


                               PAGE 8 OF 10 PAGES

                                     ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF HdP

The names of the members of the board of directors and executive officers of Holding di Partecipazioni Industriali S.p.A. ("HdP") and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of Italy and the business address of each person is the business address of HdP as set forth below.

Holding di Partecipazioni Industriali S.p.A.
Via Turati 16/18
20121  Milan, Italy

Name and position held                                    Principal occupation
----------------------                                    --------------------
Francesco Tato - Chairman                                 Chairman of HdP

Maurizio Romiti                                           CEO and General Manager of HdP

Raffaele Agrusti - Director                               Vice General Manager of Assicurazioni Generali S.p.A.

Roberto Bertazzoni - Director                             Chairman & CEO of SMEG S.p.A.

Carlo Buora - Director                                    CEO of Pirelli S.p.A., CEO of Telecom Italia S.p.A.,
                                                          Chairman of Telecom Italia Mobile, CEO of Olivetti S.p.A.

Paolo Fresco - Director                                   Chairman of Fiat S.p.A.

Giancarlo Giammetti - Director                            Honorary Chairman of Valentino S.p.A.

Enrico Giliberti - Director                               Partner and Founder of the law firm Giliberti & Partners

Nicolo Nefri - Director                                   Chairman of R.C.S. Libri S.p.A. and of Fila Holding S.p.A.

Giuseppe Lucchini - Director                              Chairman of Lucchini S.p.A.

Renato Pagliaro - Director                                Vice General Manager of Mediobanca S.p.A.

Corrado Passera - Director                                Managing Director and CEO of IntesaBCI S.p.A.

Carlo Pesenti - Director                                  General Manager of Italmobiliare S.p.A.

Umberto Quadrino - Director                               Chairman and CEO of Edison S.p.A.

Paolo Savona - Director                                   Chairman of Aeroporti di Roma S.p.A., full Professor at
                                                          the LUISS University of Rome, former minister of the
                                                          Italian government


                               PAGE 9 OF 10 PAGES